SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D




           Under the Securities Exchange Act of 1934 (Amendment No.  )*
                                                                   --

                               Spacial Corporation
      -------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
      -------------------------------------------------------------------
                         (Title of Class of Securities)

                                    84628M107
      -------------------------------------------------------------------
                                 (CUSIP Number)

                               Bruce Caputo, Esq.
                           1270 Avenue of the Americas
                          New York, New York 10020-1701
                                  (212)332-7880
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  June 22, 2001
      -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Section 240.13d-1(e), 240,13d-1(f), of 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
         Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84628M107                    13D                   Page 2 of 11 Pages
--------------------------------------------------------------------------------
1)       Names of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (entities only)

         Bruce Caputo
--------------------------------------------------------------------------------
2)       Check The Appropriate Box If a Member of a Group               (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3)       Sec Use Only

--------------------------------------------------------------------------------
4)       Source of Funds

         OO
--------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States of America
--------------------------------------------------------------------------------
                             7)       Sole Voting Power

                                      10,050,000
                            ----------------------------------------------------
Number                       8)       Shared Voting Power
Of Shares
Beneficially                          -0-
Owned by                    ----------------------------------------------------
Each                         9)       Sole Dispositive Power
Reporting
Person with                           50,000
                            ----------------------------------------------------
                            10)      Shared Dispositive Power

                                      10,000,000
                            ----------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         10,050,000
--------------------------------------------------------------------------------
12)      Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)

          69.6%
--------------------------------------------------------------------------------
14)      Type of Reporting Person

         IN
--------------------------------------------------------------------------------

                               Page 2 of 11 Pages

CUSIP No. 84628M107                    13D                    Page 3 of 11 Pages
--------------------------------------------------------------------------------
1)       Names of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (entities only)

         Trust Under Agreement Dated 6/30/89, Bruce Caputo as Trustee
--------------------------------------------------------------------------------
2)       Check The Appropriate Box If a Member of a Group                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)       Sec Use Only

--------------------------------------------------------------------------------
4)       Source of Funds

         OO
--------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States of America
--------------------------------------------------------------------------------
                             7)       Sole Voting Power

                                      10,000,000
                            ----------------------------------------------------
Number                       8)       Shared Voting Power
Of Shares
Beneficially                          -0-
Owned by                    ----------------------------------------------------
Each                         9)       Sole Dispositive Power
Reporting
Person with                           -0-
                            ----------------------------------------------------
                            10)      Shared Dispositive Power

                                      10,000,000
                            ----------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         10,000,000
--------------------------------------------------------------------------------
12)      Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)

         69.2%
--------------------------------------------------------------------------------
14)      Type of Reporting Person

         OO
--------------------------------------------------------------------------------

                               Page 3 of 11 Pages

Item 1.    Security and Issuer.
           -------------------

     This statement (this "Statement") relates to the common stock, par value $0.001 per share ("Common Stock"), of Spacial Corporation, a New York corporation ("Spacial" or the "Issuer"). The principal executive offices of the Issuer are located at Brown Place and East 132nd Street, Bronx, New York 10454.

Item 2.    Identity and Background.
           -----------------------

     (a) - (c) This Statement is being filed by (i) Bruce Caputo ("Mr. Caputo"), whose address is 1270 Avenue of the Americas, Suite 1617, New York, New York 10020-1701, and (ii) The Trust Under Agreement dated 6/30/89 (the "Trust") with the same address. Mr. Caputo is the sole Trustee of the Trust. Mr. Caputo is not a beneficiary of the Trust and the filing of this Statement shall not be construed as an admission that Mr. Caputo is the beneficial owner of any securities owned by the Trust. Mr. Caputo expressly disclaims any beneficial ownership of any securities owned by the Trust. The filing of this Statement shall not be construed as an admission that the Trust is the beneficial owner of any securities owned by Mr. Caputo, and the Trust expressly disclaimes the ownership of any such securities owned by Mr. Caputo.

     (d) During the last five years, neither Mr. Caputo (both in his individual capacity and as trustee), nor the Trust has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither Mr. Caputo (both in his individual capacity and as trustee), nor the Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Caputo is a citizen of the United States of America. The Trust is organized under the laws of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

     Mr. Caputo is the sole Trustee of the Trust. The Trust is the record and beneficial owner of 10,000,000 shares of Common Stock. Mr. Caputo is the record and beneficial owner of 50,000 Shares of Common Stock. Both the Trust and Mr. Caputo received their shares of Common Stock pursuant to a share exchange (the "Share Exchange") under the Share Exchange Agreement dated as of June 22, 2001, between the Issuer, Waste Recovery Technology Corporation ("WRT") and all of the shareholders of WRT (the "Exchange Agreement") wherein the shareholders of WRT obtained approximately 91% of the Common Stock of the Issuer, and WRT became a wholly and owned subsidiary of the Issuer. Prior to the closing of the Share Exchange on June 22, 2001, and since September 1998, the Trust and Mr. Caputo were stockholders and co-founders of WRT, a privately-held entity. The Trust and Mr.

                               Page 4 of 11 Pages

Caputo were owners of one thousand (1,000) shares of WRT and five (5) shares of WRT, respectively, which shares were exchanged in accordance with the Exchange Agreement, on a 10,000-for-one basis, for shares of Common Stock of the Issuer. The Share Exchange was categorized and intended to be a tax free exchange pursuant to Section 368(a)(1)(B) of the Internal Revenue Code.

     In addition the Trust has entered into a Stock Escrow Agreement and a Lock-Up Agreement each dated as of June 22, 2001, as described in Item 5 below.

Item 4.    Purpose of Transaction.
           ----------------------

     As a result of the Share Exchange the stockholders of WRT gained control of the Issuer. Accordingly, the purpose of the transaction was to enable the WRT stockholders, and in particular the Trust, James J. Solano Sr., and Norman A. Ponder, to obtain control of the Issuer. The Share Exchange also resulted in the change of the Issuer from a non operating entity, to a holding company of a construction and demolition remediation and recycling business.

     Except as otherwise described in Item 5 below, neither the Trust nor Mr. Caputo have any plans or proposals as of the date hereof which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer except as decribed below, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or By-laws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be de-listed from any national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated in (a) through
(i) above.

Change of Board of Directors and Management

     A statement pursuant to Rule 14f-1 of the Securities and Exchange Act of 1934 has been filed with the Securities and Exchange Commission ad mailed to all Stockholders of record of the Issuer, on July 26, 2001 (the "Information Statement"). Pursuant to the Exchange Agreement, James J. Solano, Sr. has been appointed as a board member to join James A. Prestiano the previous sole director of the Issuer at the Closing Date. In addition, when the time period set forth in Rule 14f-1 relating to the distribution of the Information Statement has been satisfied, Mr. Prestiano will resign as a director, and Joseph R. MacDonald and Norman A. Ponder will be appointed as new directors of the Issuer. As of the Closing Date Mr. Prestiano has resigned from all officer positions with the Issuer and Messrs. Solano, Ponder and MacDonald have been appointed as officers.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

     (a) - (b) At the date of filing this Statement, and based on the number of shares of common stock outstanding set forth by the Issuer in the Information Statement Pursuant to Rule 14f-1 of the Securities and Exchange Act of 1934, as amended, filed with the SEC on June 26, 2001, the Issuer had issued and outstanding 14,450,000 shares of Common Stock immediately after the closing of the Share Exchange, on June 22, 2001 (the "Closing Date"). At the date of this Statement, Mr. Caputo owned personally 50,000 shares of Common Stock, constituting approximately .3% of the issued and outstanding Common Stock of the Issuer as of the Closing Date. In addition, The Trust is the record owner of 10,000,000 shares of Common Stock, constituting approximately 69.2% of the outstanding shares of Common Stock immediately after the Closing Date. Mr. Caputo is the sole trustee of the Trust and is not a beneficiary of the Trust. In aggregate, Mr. Caputo has the sole power to vote or direct the vote of 10,050,000 shares of Common Stock, which includes his own shares and those of the Trust. Mr. Caputo has sole dispositive power to with respect to the 50,000

                               Page 5 of 11 Pages
shares that he owns. Mr. Caputo, as trustee of the Trust, has shared dispositive power with respect to 10,000,000 shares of Common Stock owned by the Trust, as such shares are subject to the Lock-Up Agreement, as defined below. In addition, of the 10,000,000 shares owned by the Trust, 848, 536 are further subject to the Escrow Agreement, as set forth below. The Lock-Up Agreement and Escrow Agreement are described in Item 5(c) below and incorporated herein by reference.

     (c) Except as described herein, Mr. Caputo has not effected any transaction in the Issuer's Common Stock during the past 60 days. In addition to the Exchange Agreement, the Trust is a party to a Lock-Up Agreement, dated June 22, 2001 (the "Lock-Up Agreement"), with respect to all 10,000,000 shares owned by the Trust and a Stock Escrow Agreement, dated June 22, 2001 (the "Escrow Agreement"), with respect to 838,546 shares of Common Stock owned by the Trust and held in escrow. The following is a brief description of such agreements.

     The Trust and James J. Solano, Sr. have deposited 848,536 and 151,464 shares of Common Stock, respectively (the "Escrow Shares"), into escrow pending an anticipated private offering of the Issuer's Common Stock (the "Financing"). The Escrow Agreement provides, in relevant part, that:

          o If the Issuer consummates the Financing during the 90 day period after the Closing Date, the Trust and Mr. Solano will return for cancellation on a pro rata basis, such number of shares of Common Stock, up to an aggregate of one million shares, that are sold in such Financing.

          o If the Issuer enters into a letter of intent for a Financing within 90 days after the Closing Date, then such Escrow shall be extended for an additional 180 days. If a Financing is consummated prior to the end of such 180 day period, then the Trust and Mr. Solano will return for cancellation on a pro rata basis, such number of shares of Common Stock, up to an aggregate of one million shares, that are sold in such Financing.

          o In the event that no Financing is consummated during the applicable time periods, then all Escrow Shares will be returned to the Trust and Mr. Solano.

     In accordance with the Lock-Up Agreement, James A. Prestiano, James J. Solano, Sr., Norman A. Ponder, and the Trust (the "Restricted Stockholders") have agreed not to sell any of their Common Stock (the "Lock-Up Shares"), absent consent of the Issuer and the other parties to the agreement for a period of one year following the Closing Date (the "Lock-Up Term"), subject to further extension of the Lock-Up Agreement. The pertinent terms of the Lock-Up Agreement are as follows:

          o During the first 6 months of the Lock-Up Term, none of the Lock-Up Shares may be sold, assigned or transferred absent consent of the Issuer and the other Restricted Stockholders.

                               Page 6 of 11 Pages

          o During the second 6 months of the Lock-Up Term each of the respective Restricted Stockholders may sell up to 50% of their Lock-Up Shares without the consent of the Issuer or the other Restricted Stockholders.

          o If the Issuer receives an offer from an underwriter for a firm commitment, public offering during the Lock-Up Term, the Restricted Stockholders will extend the Lock-Up term and/or add further restrictions to their Common Stock, if such lock-up is required as a condition to such financing.

     (d) and (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
           -------------------------------------------------------------

     Except as otherwise herein described, there exists no contract, arrangement, understanding or relationship (legal or otherwise) between Mr. Caputo and any other person or entity with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


                               Page 7 of 11 Pages

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           The following are Exhibits to this Schedule 13D.

Exhibit
Number        Description
------        -----------

10.1 Joint Filing Agreement, executed by Bruce Caputo and the Trust Under Agreement Dated 6/30/89.
10.2          Share Exchange Agreement, dated as of June 22, 2001, among
              Spacial Corporation, Waste Recovery Technology Corporation and the stockholders of Waste Recovery Technology Corporation.
10.3 Stock Escrow Agreement, dated as of June 22, 2001, among Spacial Corporation, James J. Solano, Sr. and The Trust Under Agreement dated 6/30/89, and Snow Becker Krauss P.C., as Escrow Agent.
10.4 Lock-Up Agreement, dated as of June 22, 2001, by and among Spacial Corporation, James A. Prestiano, James J. Solano, Sr., the Trust Under Agreement Dated 6/30/89, and Norman A. Ponder.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2001
                                            /s/ Bruce Caputo
                                            --------------------------------
                                                     Bruce Caputo


                                            Trust Under Agreement Dated 6/30/89

                                        By: /s/ Bruce Caputo
                                            --------------------------------
                                                Bruce Caputo, as Trustee




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



                               Page 8 of 11 Pages

                                    EXHIBITS

10.1 Joint Filing Agreement, executed by Bruce Caputo and the Trust Under Agreement Dated 6/30/89.

10.2 Share Exchange Agreement, dated as of June 22, 2001, among Spacial Corporation, Waste Recovery Technology Corporation and the stockholders of Waste Recovery Technology Corporation.

10.3 Stock Escrow Agreement, dated as of June 22, 2001, among Spacial Corporation, James J. Solano, Sr. and The Trust Under Agreement dated 6/30/89, and Snow Becker Krauss P.C., as Escrow Agent.

10.4 Lock-Up Agreement, dated as of June 22, 2001, by and among Spacial Corporation, James A. Prestiano, James J. Solano, Sr., the Trust Under Agreement Dated 6/30/89, and Norman A. Ponder.

                               Page 9 of 11 Pages